Consent of Independent Registered Public Accounting Firm

The Board of Directors
Nationwide Life Insurance Company:

We consent to the use of our report dated February 29, 2008, with respect to the consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2007, and all related financial statement schedules, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus (File No. 333-155368). Our report for Nationwide Life Insurance Company and subsidiaries refers to the adoption of American Institute of Certified Public Accountants’ Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts, in 2007.

/s/ KPMG LLP

Columbus, Ohio
February 9, 2009